1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 3, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/05/30	Clarification of Media Report
99.2	Announcement on 2024/05/31	Major Resolutions of 2024 Annual General Meeting
99.3	Announcement on 2024/05/31	Announcement for the Resolution of the Company's Annual General Meeting to Release Non-Competition Restrictions on Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2024
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.1

Clarification of Media Report

Date of events: 2024/05/30

Content:

1.
Date of occurrence of the event: 2024/05/30
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship with the Company (please enter “the company itself” or “subsidiaries”): the company itself
4.
Reciprocal shareholding percentage: NA
5.
Name of the reporting media: Mirror Media
6.
Content of the report:

Legislator Lai, Shih-Bao criticizes Wang, Yi-Chuan for initiating the “Taiwan version of the Watergate scandal” and is suspicious about the involvement of Chunghwa Telecom.

7.
Cause of occurrence:

Chunghwa Telecom denied its involvement reported by the media.

8.
Countermeasures: None
9.
Any other matters that need to be specified: None

EXHIBIT 99.2

Major Resolutions of 2024 Annual General Meeting

Date of events: 2024/05/31

Content:

1.
Date of the shareholders meeting: 2024/05/31
2.
Important resolutions (1) Profit distribution/ deficit compensation:

Ratified 2023 earnings distribution proposal with cash dividend NT$4.758 per share.

Authorized the Chairman to set a record date of ex-cash dividend for distribution.
3.
Important resolutions (2) Amendments to the corporate charter:

Approved amendments to the Articles of Incorporation of the Company.

4.
Important resolutions (3) Business report and financial statements:

Ratified 2023 business report and financial statements.

5.
Important resolutions (4) Elections for board of directors and supervisors: None
6.
Important resolutions (5) Any other proposals:

Approved release of non-competition restrictions on directors.

7.
Any other matters that need to be specified: None

EXHIBIT 99.3

Announcement for the Resolution of the Company's Annual General Meeting to Release Non-Competition

Restrictions on Directors

Date of events: 2024/05/31

Content:

1.
Date of the shareholders meeting resolution: 2024/05/31
2.
Name and title of the director with permission to engage in competitive conduct:

Director: Chau-Young Lin

Independent Director: Yu-Fen Lin

Independent Director: Yi-Chin Tu

Independent Director: Su-Ming Lin

Independent Director: Chia-Chung Chen
3.
Items of competitive conduct in which the director is permitted to engage:

Chau-Young Lin: Director, Institute for Information Industry

Yu-Fen Lin: Supervisor, Infinity Communication Tech Inc.

Yi-Chin Tu: Independent Director, PChome Online Inc.

Su-Ming Lin: Independent Director, AP Biosciences, Inc. and Sunny Friend Environmental Technology Co., Ltd.

Chia-Chung Chen: Director, SysJust Co., Ltd. and Independent Director, Mospec Semiconductor Corp.
4.
Period of permission to engage in the competitive conduct:

During the term of being a director of the Company

5.
Circumstances of the resolution (please describe the results of voting in accordance with Article 209 of the Company Act):

The proposal has been approved by the majority of the shareholders present who represent two-thirds or more of the total number of its outstanding shares.

6.
If the permitted competitive conduct belongs to the operator of a mainland Cina area enterprise, the name and title of the directors (if it is not the operator of a Mainland-area enterprise, please enter “N/A” below): N/A
7.
Company name of the mainland China area enterprise and the director's position in the enterprise: N/A

8.
Address of the mainland China area enterprise: N/A
9.
Operations of the mainland China area enterprise: N/A
10.
Impact on the company's finance and business: None
11.
If the directors have invested in the mainland China area enterprise, the monetary amount of the investment and their shareholding ratio: N/A
12.
Any other matters that need to be specified: None